CLARKESON RESEARCH, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:

Commissions	$	162,059
Other income		8
TOTAL REVENUES		162,067

EXPENSES:

Employee Compensation and Benefits	152,000
Clearing Fees	16,206
Professional fees	37,900
Communications and data processing	72,375
Occupancy	29,250
Regulatory expenses	3,995
Insurance	2,451
Other expenses	8,503
TOTAL EXPENSES	322,680
NET LOSS	$ (160,613)